SECU 06008214 SSION

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Street, Floor 5
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lawrence (312) 381-3430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LOIS E. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/20/2007

[signature]
Signature

Controller and Financial Operations Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Corporation

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2005

Aon Securities Corporation
Consolidated Financial Statements and Supplemental Information
Year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Aon Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Aon Securities Corporation as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Securities Corporation at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 14, 2006

Aon Securities Corporation
Consolidated Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	8,293,365
Cash segregated for regulatory purposes		115,905
Receivables from affiliates		24,321,068
Interest receivable		26,716
Prepaid expenses and other assets		17,003
Fixed assets, at cost (net of accumulated depreciation of $6,285)		7,748
Total Assets	$	32,781,805
Liabilities and Stockholders' Equity		
Liabilities		
Payable to affiliates	$	449,807
Accounts payable and accrued expenses		112,420
Total Liabilities		562,227
Stockholders' Equity		
Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding		11,000
Additional paid-in capital		3,560,000
Retained earnings		28,648,578
Total Stockholders' Equity		32,219,578
Total Liabilities and Stockholders' Equity	$	32,781,805

See notes to consolidated financial statements.

Aon Securities Corporation
Consolidated Statement of Income
Year ended December 31, 2005

Revenues		
Interest	$	1,093,746
Commissions and distribution fees		1,077,842
Net trading gains		274,165
Advisory fees		50,203
Total Revenues		2,495,956
Expenses		
Compensation and benefits		826,694
Management services		196,530
Premise and equipment		150,957
Licensing and registration		74,982
Clearing fees		62,172
General and administrative		59,032
Travel and entertainment		35,364
Consulting and professional services		24,996
Legal fees		17,083
Total Expenses		1,447,810
Income Before Income Taxes		1,048,146
Income tax expense, current		415,905
Net Income	$	632,241

See notes to consolidated financial statements.

Aon Securities Corporation
Consolidated Statement of Changes in Stockholders' Equity
Year ended December 31, 2005

	Common stock	Additional paid - in capital	Retained earnings	Total
Beginning Balance	$ 11,000	$ 3,560,000	$ 28,016,337	$ 31,587,337
Net Income	—	—	632,241	632,241
Ending Balance	$ 11,000	$ 3,560,000	$ 28,648,578	$ 32,219,578

See notes to consolidated financial statements.

Aon Securities Corporation
Consolidated Statement of Cash Flows
Year ended December 31, 2005

Cash flows from operating activities		
Net income	$	632,241
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		1,639
Changes in operating assets and liabilities:		
Receivables from affiliates		828,736
Interest receivable		(16,355)
Prepaid expenses and other assets		2,243
Payable to affiliates		(130,859)
Accounts payable and accrued expenses		76,134
Net cash provided by operating activities		1,393,779
Cash flows from investing activities		
Purchases of furniture and equipment		(189)
Net cash used in investing activities		(189)
Increase in cash and cash equivalents		1,393,590
Cash and cash equivalents at beginning of year		6,899,775
Cash and cash equivalents at end of year	$	8,293,365

No income tax payments were made by the Company in 2005. Income taxes of $415,905 were settled during 2005 through a reduction of receivable from affiliates.

See notes to consolidated financial statements.

Aon Securities Corporation
Notes to Consolidated Financial Statements

1. Organization and Operations

Aon Securities Corporation (a New York Corporation) is a subsidiary of Aon Corporation (Aon) and a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers, Inc. (NASD), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB) and all fifty states securities commissions. The Company is jointly owned by Aon (91%) and Aon Group, Inc. (9%).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, preferred stock and other types of equity securities, catastrophe equity put options ("CatEPuts"), private placements, and asset backed securities. The Company's investment banking activities are conducted under the name of Aon Capital Markets.

The Company's broker-dealer activities include selling variable products, limited partnerships, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Annuity and Insurance Services (AAIS), a wholly owned subsidiary, is a licensed insurance agency domiciled in the State of California. Under a networking agreement, the Company has registered representatives that are dually licensed with Raymond James Financial Services, Inc. (RJFS). AAIS's dually registered representatives execute transactions as RJFS representatives through the RJFS platform.

In December 2005, the Company executed a clearing agreement with Raymond James & Associates, Inc. (RJA) that becomes effective February 13, 2006. The new clearing agreement with RJA replaces the previous networking agreement with RJFS. Effective with the termination of the networking agreement, AAIS registered representatives are no longer dually registered with RJFS.

Aon Securities Corporation clears its insurance-linked securities transactions on a fully disclosed basis through Bear Stearns Securities Corp.

2. Significant Accounting Policies

Revenue Recognition

Underwriting fees from securities offerings and related advisory fees are recorded when earned. Commission revenues representing sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record are recorded when earned.

2. Significant Accounting Policies (continued)

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

Cash Equivalents

The Company considers its investment in money market funds to be a cash equivalent.

Fixed Assets

Fixed assets include furniture and equipment, which are recorded at cost and depreciated using the straight-line method over the useful lives of the assets.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of AAIS. All significant inter-company balances and transactions have been eliminated in the consolidation.

3. Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns. Income tax expense was computed by applying the effective tax rate of 40%. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

5. Related Party Transactions

The Company has entered into a master note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note has a balance of $24,214,202 at December 31, 2005 and accrues interest at a variable rate (4.49% at December 31, 2005). The note, including accrued interest, is due and payable on demand. During 2005, the Company earned interest of $855,013 on the note.

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income.

AAIS also incurs certain general operating expenses which are allocated by an affiliate. AAIS incurred allocated expenses of $196,530 during 2005 that are reported in the accompanying consolidated statement of income.

During 2005, the Company earned $104,750 in 12b-1 fees (based on a selling agreement between the Company and Citibank) on Citifunds money market fund accounts that are used as a cash investment vehicle by affiliates within Aon Corporation.

6. Net Capital and Other Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, net capital was $7,304,398, which was $7,054,398 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .13 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of the net capital rule of the SEC.

Supplemental Information

Aon Securities Corporation
Schedule 1 - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Stockholders' equity	$	32,219,578
Deductions and charges		
Receivables from affiliates		24,321,068
Prepaid expenses and other assets		17,003
Fixed assets		7,748
Current year tax liability previously settled with Aon Corporation through a reduction of receivable from affiliate		415,905
		24,761,724
Haircuts on securities		
Money market fund		153,456
Net capital	$	7,304,398

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2005 Focus Part II filing.

Aon Securities Corporation
Schedule 2 - Computation of Basic Net Capital
Requirement and Computation of Aggregate Indebtedness
December 31, 2005

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	7,054,398
Excess net capital at 1,000% (net capital less 10%, of total aggregate indebtedness)	$	7,206,584
Total liabilities from statement of financial condition	$	562,227
Add:		
Current year tax liability previously settled with Aon Corporation through a reduction of recievable from affiliate		415,905
Drafts for immediate credit		—
Market value of securities borrowed for which its equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct: Adjustment based on deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	978,132
Percentage of aggregate indebtedness to net capital		13.4%

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2005 Focus Part II filing.

Aon Securities Corporation
Schedule 3 - Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Credit Balances:

Market value of short securities and credit balances over 30 Days	$ 99,199
Excess of total credits over total debits	$ 99,199
Reserve requirement - 105% of excess total credits over total debits	$ 104,159
Amount held on deposit in "Reserve Bank Account"	$ 115,905

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2005 Focus Part II filing.

Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Aon Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Aon Securities Corporation, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 14, 2006